Exhibit 99.6

CONSENT

The undersigned, who has agreed to serve as a member of the Board of Directors of Seagate Technology (the “Company”) following the completion of the Company’s acquisition of Maxtor Corporation, hereby grants the Company consent to use his name in its Registration Statement on Form S-4 relating to the acquisition and all amendments, including post-effective amendments, to the Registration Statement.

Dated: March 13, 2006

/S/ C.S. PARK
Dr. C.S. Park